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                                             Filed by Edge Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Filing Company: Edge Petroleum Corporation
                                                    Registration No.: 333-106484

                                     Subject Company: Miller Exploration Company
                                                  Commission File No.: 000-23431


(EDGE PETROLEUM CORPORATION LOGO)              (MILLER EXPLORATION COMPANY LOGO)


NOVEMBER 26, 2003                          CONTACT:   EDGE PETROLEUM CORPORATION
                                                      MICHAEL G. LONG
                                                      CHIEF FINANCIAL OFFICER
                                                      (713) 654-8960

                                                      MILLER EXPLORATION COMPANY
                                                      KELLY E. MILLER
                                                      CHIEF EXECUTIVE OFFICER
                                                      (231) 941-0004

            EDGE PETROLEUM CORPORATION AND MILLER EXPLORATION COMPANY
                    ANNOUNCE MERGER RATIO FOR PROPOSED MERGER

HOUSTON - EDGE PETROLEUM CORPORATION (Nasdaq: EPEX) ("Edge") and MILLER EXPLORATION COMPANY (Nasdaq: MEXP) ("Miller") announced that in connection with Edge's proposed merger with Miller, each share of Miller common stock which is outstanding at the effective time of the merger would be converted into the right to receive 1.22342 shares of Edge common stock in the event the merger is completed. The merger ratio was calculated in accordance with the formula set forth in the merger agreement, dated May 28, 2003, by and among Miller, Edge and a wholly owned subsidiary of Edge, based on a maximum agreed average trading price of Edge common stock of $5.00 per share.

The Edge stockholders are scheduled to hold a special meeting on December 4, 2003 to vote on (i) the issuance of shares of Edge common stock in connection with the merger and (ii) an amendment to the Edge Incentive Plan. The Miller stockholders are scheduled to hold a special meeting on December 4, 2003 to vote on the adoption of the merger agreement.

Edge Petroleum Corporation is a Houston-based independent energy company that focuses its exploration, production and marketing activities in selected onshore basins of the United States.

Miller Exploration Company is an independent energy company with headquarters in Michigan that focuses its exploration efforts primarily in the Mississippi Salt Basin of central Mississippi.


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the merger, Edge has filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "Commission"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Edge and Miller with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Edge's filings may be obtained by directing a request to Edge, 1301 Travis, Suite 2000, Houston, Texas 77002. Free copies of Miller's filings may be obtained by directing a request to Miller, 3104 Logan Valley Road, Traverse City, Michigan 49685.